UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 6, 2020

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Maxeon Solar Technologies, Ltd. 2020 Omnibus Incentive Plan

The board of directors (the “Board”) of Maxeon Solar Technologies, Ltd. (“Maxeon”) adopted on August 3, 2020, and SunPower Corporation, Maxeon’s sole shareholder, approved on August 4, 2020, the Maxeon Solar Technologies, Ltd. 2020 Omnibus Incentive Plan (the “Plan”). Unless the Board terminates the Plan earlier, it will continue in effect until August 3, 2030. The Plan provides for the grant of awards representing the right to acquire, or based on the value of, Maxeon’s ordinary shares (“Maxeon Shares”), and includes non-statutory share options, share appreciation rights, restricted shares, restricted share units, and cash-based incentive awards to Maxeon’s employees, non-employee members of the Board and consultants and the employees and consultants of Maxeon’s parent and subsidiary corporations. Replacement awards may also be granted under the Plan in substitution of awards of common stock of SunPower Corporation held by certain participants whose employment will be transferred to Maxeon.

A total of 3,889,754 Maxeon Shares have been authorized to be issued pursuant to awards granted under the Plan. The number of Maxeon Shares authorized to be issued under the Plan will be increased each year during the term beginning in 2021 by three percent of the number of outstanding Maxeon Shares of all classes of Maxeon on the last day of the immediately preceding fiscal year or by a smaller number determined by the Board.

The Plan will be administered by a committee consisting of two or more members of the Board who are appointed to such committee by the Board. The administering committee will have authority to grant awards under the Plan, determine the terms and conditions of the awards and interpret the provisions of the Plan and the terms of the agreements evidencing awards granted under the Plan, among other authority described in the Plan.

The Board may modify or amend the Plan at any time, subject to certain limitations.

EXHIBIT INDEX

Exhibit	Title

99.1	Maxeon Solar Technologies, Ltd. 2020 Omnibus Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 6, 2020	By:	/s/ Joanne Solomon
Joanne Solomon
Chief Financial Officer